SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 For 24 May 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





Bank of Ireland to sell its Bristol & West branch network for GBP150 million

Bank of Ireland today announces that it has signed an agreement for the sale of its Bristol & West branch network and associated deposit base to Britannia Building Society for approximately GBP150 million (c. EUR218 million). The consideration may be subject to certain adjustments and is payable in cash on completion. The sale will be effected through a business transfer scheme under the Financial Services and Markets Act 2000 and is subject to approval by the UK Courts and the Financial Services Authority. Completion is expected to occur in the autumn.

Bank of Ireland will retain the Bristol & West brand and all other parts of the Bristol & West business.

Brian Goggin, Group Chief Executive, Bank of Ireland, said:

"This is an excellent result for Bank of Ireland and for the customers and employees of the Bristol & West branch network. The disposal delivers on a key commitment set out by us last November. To sell at a good price to a quality institution, while enhancing the offering to customers and maintaining employment, is good news for everyone."

"Our business in the UK is now focused on three key areas: the successful Bristol & West and Bank of Ireland mortgage business; our growing business banking operation; and our venture with the UK Post Office which allows us to distribute financial services products to a wide UK consumer market through Europe's largest retail network."

The profit on disposal of the branch network is expected to amount to approximately GBP90 million (c. EUR131 million) after tax and will be reflected in the results for the year ending 31 March 2006. The transaction is expected to be earnings neutral from a Bank of Ireland Group perspective going forward and have a positive impact on the Group and UKFS cost/income ratios. The branch network made a profit before tax of GBP(0.4) million (c. EUR(0.6) million) in the year ended 31 March 2005, comprising operating contribution of GBP16 million (EUR23.3 million) less costs of support services of GBP16.4 million (c. EUR23.9 million). Net assets were negligible at 31 March 2005.

Ends

24 May 2005

Contacts:

Dan Loughrey, Head of Group Corporate Communications, Bank of Ireland. Ph. +353 1 604 3838

Geraldine Deighan, Head of Group Investor Relations, Bank of Ireland. Ph. +353 1 604 3501

Rory Godson, Powerscourt.
Ph. +44 207 236 5615

Notes to Editors:

The business being sold comprises 97 branches and an associated deposit book of approximately GBP4.5 billion. The network has approximately 850,000 customers.

Bank of Ireland Group is the leading provider of financial services products in the Republic of Ireland and has a major presence in the UK market. It employs 18,000 staff, has assets of EUR126 billion and generated pre-tax profits of EUR1.3 billion in the year ended 31 March 2005.

The UK Financial Services (UKFS) Division of Bank of Ireland is a leading provider of mortgages and business banking products and distributes financial services consumer banking products through the joint venture with the UK Post Office. The UKFS Division made profits before tax of GBP265 million (EUR388 million) in the year ended 31 March 2005. UKFS employs c. 4,300 staff.

The retained Bristol & West plc businesses (including the Bristol & West mortgage business) contribute c. 50% of UKFS profits. The balance of the UKFS divisional profits are accounted for by the Business Banking UK operation.

Britannia is the 2nd largest building society in the UK with 2 million members and GBP25 billion of assets. Britannia has a branch network of 187 branches across the UK, employs 3,900 staff and is headquartered in Leek, Staffordshire.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 24 May 2005